UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Jennifer F Jung
Chief Financial Officer
Sportsman's Warehouse Holdings, Inc.
1475 West 9000 South
Suite A
West Jordan, UT 84088

Re: Sportsman's Warehouse Holdings, Inc.
Form 10-K for Fiscal Year Ended February 1, 2025
File No. 1-36401

Dear Jennifer F Jung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services